EXHIBIT (2)(k)(3)(i)

AMENDMENT TO

JOHN HANCOCK CLOSED-END FUNDS

SERVICE AGREEMENT

FOR

TRANSFER AGENT SERVICES

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THIS AMENDMENT (this "Amendment") dated June 30, 2016 to the Service Agreement for Transfer Agent Services, as amended (the "Agreement'1) dated June 1, 2002, as amended by and between Computershare Inc., successor-in-interest to Computershare Shareowner Services LLC, a New Jersey limited liability company (“Agent"), and John Hancock Financial Opportunities Fund, John Hancock Hedged Equity & Income Fund, John Hancock Income Securities Trust, John Hancock Investors Trust, John Hancock Preferred Income Fund, John Hancock Preferred Income Fund II, John Hancock Preferred Income Fund III, John Hancock Premium Dividend Fund, John Hancock Tax- Advantaged Dividend Income Fund and John Hancock Tax-Advantaged Global Shareholder Yield Fund, each a Massachusetts Business Trust (collectively, the "Clients'1).

WHEREAS, Agent and the Clients desire to amend the Agreement as provided in this Amendment.

NOW THEREFORE, in consideration of the mutual conditions and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Amendment to Agreement.

(a)	Section 2(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

"Effective June 30, 2016, this Agreement shall continue through June 30, 2018, provided however, the Clients may terminate this Agreement at any time and without penalty on ninety (90) days written notice to Agent."

(b)	Insert the following new section:

"17. Company Audit. Agent shall, upon at least thirty (30) days written notice, no more frequently than once per year, and at mutually agreed dates and times, allow Clients, their auditors and/or their regulators, to inspect, examine, and audit (each, an "Audit") Agent's operations, procedures and business records that are relevant to the Services provided hereunder by Agent (collectively, "Records''), solely to determine Agent's compliance with this Agreement, and only to the extent that such Records were not included within the scope of the SSAE 16, AT 101, or equivalent audit conducted for Agent within the previous calendar year. Notwithstanding the foregoing, Agent may, in its sole discretion, prohibit Clients from entering certain areas of its facilities for security reasons, in which case Agent will provide Clients with alternative access to the Records, information or personnel in such restricted area, to the extent reasonably possible. Audits shall not include penetration testing. Further, Clients agree that any Audit includes the right of Clients to inspect Records on- site at Agent's office, but not the right to copy Records. Clients will provide Agent with a written Scope of Work including a mutually agreed level of detail, at least 10 business days in advance of commencement of an Audit. Agent shall cooperate reasonably and in good faith with Clients' internal or external auditors

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to ensure a prompt and accurate Audit. In addition, Agent shall address within a reasonable time period and in the manner determined by Agent any practices found to be non-compliant with this Agreement after receipt of a Client Audit report. Clients acknowledge that Agent may require any such auditors and/or regulators of Clients to agree to written confidentiality provisions relating to Agent's proprietary and confidential information that such auditors and/or regulators may have access to during any such Audit. Clients agree to compensate Agent for all out of pocket expenses incurred in connection with any Audit, and also agrees to compensate Agent, in accordance with the Agent fee schedule in effect at the time such Audit, for the time of each Agent employee required to assist such Audit; provided, however, that in no event shall Clients be charged for the time incurred by Agent's Relationship Management employees required to assist such Audit."

(c)	Exhibit D for each Client, as amended, is hereby deleted in its entirety and replaced with the attached revised Exhibit D.

2.	Term of the Amendment. This amendment shall become effective upon due execution and delivery by the parties hereto, and shall remain in effect for so long as the Agreement shall remain in effect.

3.	Ratification. Except as expressly set forth herein, the Agreement is not modified hereby and shall remain in full force and effect in accordance with the respective provisions thereof and is in all respects ratified and affirmed.

4.	Partial Invalidity. If any provision of this Amendment is held to be invalid or unenforceable, such invalidity or unenforceability shall not invalidate this Amendment as a whole, but this Amendment shall be construed as though it did not contain the particular provision held to be invalid or unenforceable and the rights and obligations of the parties shall be construed and enforced only to such extent as shall be permitted by applicable law.

5.	Counterparts. This Amendment may be executed in two or more counterparts, each of which, when executed and delivered, shall be deemed an original for all purposes, but all of which together shall constitute one and the same instrument.
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IN WITNESS WHEREOF, the parties hereto have caused these presents to be duly executed as of the day and year first above written.

Computershare Inc.

By:
Name:	Martin J. McHale, Jr.
Title:	President, U.S. Equity Services

John Hancock Financial Opportunities Fund

John Hancock Hedged Equity & Income Fund

John Hancock Income Securities Trust

John Hancock Investors Trust

John Hancock Preferred Income Fund

John Hancock Preferred Income Fund II

John Hancock Preferred Income Fund III

John Hancock Premium Dividend Fund

John Hancock Tax-Advantaged Dividend Income Fund

John Hancock Tax-Advantaged Global Shareholder Yield Fund

By:
Name:	Salvatore Schiavone
Title:	Treasurer of the Funds listed Above
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